UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Chico’s FAS, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

168615102

(CUSIP Number)

Sean D. Rodgers, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO.	168615102	13D	Page 2

1	NAME OF REPORTING PERSON Cermak Road LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 3

1	NAME OF REPORTING PERSON Cermak Road Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 4

1	NAME OF REPORTING PERSON Sycamore Partners III-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 5

1	NAME OF REPORTING PERSON Sycamore Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 6

1	NAME OF REPORTING PERSON Sycamore Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 7

1	NAME OF REPORTING PERSON Sycamore Partners III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

CUSIP NO.	168615102	13D	Page 8

1	NAME OF REPORTING PERSON Stefan L. Kaluzny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,914,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,914,845
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 118,620,321 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of November 18, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended November 2, 2019.

This statement constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on June 19, 2019 (“Amendment No. 1”), and Amendment No. 2 filed with the SEC on June 21, 2019 (together with the Initial Schedule 13D and Amendment No. 1, the “Schedule 13D”). This Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

Based upon the Issuer’s annual report on Form 10-Q for the quarterly period ended November 2, 2019, there were 118,620,321 shares of the Common Stock outstanding as of November 18, 2019.

Based on the foregoing, as of December 4, 2019, the 5,914,845 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 4.99% of the shares of the Common Stock issued and outstanding. Such 5,914,845 shares of Common Stock are directly owned by Cermak.

Each of Cermak Ltd., Sycamore III, Sycamore III-A, Sycamore GP, Sycamore Ltd. and Mr. Kaluzny, in their respective capacities as (i) a member of Cermak, (ii) a member of Cermak, (iii) the sole shareholder of Cermak Ltd., (iv) the general partner of Sycamore III and Sycamore III-A, (v) the general partner of Sycamore GP and (vi) the director of Sycamore Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this statement.

(c) Exhibit 99.7, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Persons. Except as set forth in Exhibit 99.7 attached hereto, within the last sixty (60) days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) As of December 4, 2019, the Reporting Persons ceased to beneficially own more than 5% of the shares of the Common Stock of the Issuer issued and outstanding.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019 (previously filed)

Exhibit 99.5	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 21, 2019 (previously filed)

Exhibit 99.6	Letter from Sycamore Partners to Chico’s FAS, Inc. (requesting a special meeting of shareholders), dated June 21, 2019 and Acquiring Person Statement, dated June 21, 2019 (previously filed)

Exhibit 99.7	Trading data

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2019

CERMAK ROAD LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
President

CERMAK ROAD LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III-A, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, L.P.

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019 (previously filed)

Exhibit 99.5	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 21, 2019 (previously filed)

Exhibit 99.6	Letter from Sycamore Partners to Chico’s FAS, Inc. (requesting a special meeting of shareholders), dated June 21, 2019 and Acquiring Person Statement, dated June 21, 2019 (previously filed)

Exhibit 99.7	Trading data